Exhibit 99.1

CHANGE OF AUDITOR NOTICE

MAGNA INTERNATIONAL INC.

(“Magna”)

TO:                        ERNST & YOUNG LLP (“EY”)

AND TO:              DELOITTE LLP (“Deloitte”)

Magna hereby gives notice, pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), as follows:

1. Following completion of an auditor review process which included a request for proposals from Magna’s current auditor, EY, as well as Deloitte, PricewaterhouseCoopers LLP and KPMG LLP, the Audit Committee of Magna’s Board unanimously recommended to the Board of Directors to rotate auditors from EY to Deloitte, upon the expiry of EY’s current term of appointment. On September 9, 2013, Magna’s Board of Directors unanimously approved the rotation of auditors from EY to Deloitte for the company’s fiscal year ending December 31, 2014, subject to finalization by the Audit Committee of all negotiations in respect of fees, scope of work, engagement letter terms and conditions and other matters. After the Audit Committee resolved these items with Deloitte, Magna executed the engagement letter with Deloitte on January 24, 2014. Accordingly, EY will not be proposed for reappointment by shareholders in respect of the fiscal year ended December 31, 2014, but will continue to act as Magna’s independent auditor in connection with the audit relating to the fiscal year ending December 31, 2013.

2. EY’s auditors’ reports on Magna’s annual consolidated financial statements for the two fiscal years preceding the date of this Notice, being the fiscal years ended December 31, 2011 and December 31, 2012, did not express a modified opinion.

3. There have been no “reportable events” as defined in NI 51-102 in connection with the audits of Magna’s two most recently completed fiscal years and with any subsequent period to date.

4. Each of EY and Deloitte are hereby requested to furnish to Magna a letter addressed to the securities regulatory authority in each province of Canada stating whether or not they agree with the information contained in this Notice.

DATED this 24th day of January, 2014.

MAGNA INTERNATIONAL INC.

/s/ Patrick McCann
Patrick McCann Vice-President, Finance

Building a better working world	Ernst & Young LLP Ernst & Young Tower 222 Bay Street, P.O. Box 251 Toronto, ON M5K 1J7, Canada	Tel: 416 864 1234 Fax: 416 864 1174 ey.com/ca

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Securities and Administration Branch, New Brunswick

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Securities Office, Office of the Attorney General of Prince Edward Island

Autorité des marchés financiers, Québec

Saskatchewan Financial Services Commission

24 January 2014

Re:	Magna International Inc.
Change of Auditor Notice dated 24 January 2014

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Cc: The Board of Directors, Magna International Inc.

A member firm of Ernst & Young Global Limited

Deloitte LLP
1005 Skyview Dr.
Suite 200
Burlington ON L7P 5B1

Tel: 905-315-6770
Fax: 905-315-6700
www.deloitte.ca

January 24, 2014

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Magna International Inc. dated January 24, 2014 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the information contained in the first paragraph as it relates to us, and we have no basis to agree or disagree with the information contained in the remainder of the Notice.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants